UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from         to

Commission file number 1-09328

A.                        Full title of the plan and the address of the plan, if different from that of the issuer named below:

ECOLAB SAVINGS PLAN and ESOP

B.                        Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ECOLAB INC.

370 Wabasha Street North

Saint Paul, Minnesota  55102-1390

ECOLAB SAVINGS PLAN and ESOP

REPORT ON AUDITS OF FINANCIAL STATEMENTS

As of December 31, 2012 and 2011

and

for the year ended December 31, 2012

AND SUPPLEMENTAL SCHEDULE

as of December 31, 2012

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Trustees

Ecolab Savings Plan and ESOP

We have audited the accompanying statements of net assets available for benefits of the Ecolab Savings Plan and ESOP (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/McGladrey LLP
McGladrey LLP

Minneapolis, Minnesota
June 26, 2013

ECOLAB SAVINGS PLAN AND ESOP

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2012 and 2011

(in thousands)	2012	2011

ASSETS

Investments, at fair value (Notes 2, 3 and 4):

Ecolab Stock Fund	$634,198	$535,700

Registered investment companies	498,249	445,659

Common/collective trusts	205,977	172,335

Total investments	1,338,424	1,153,694

Notes receivable from participants	27,068	26,842

Dividends receivable	—	1,875

Employer contributions receivable	1,083	879

Total assets	1,366,575	1,183,290

LIABILITIES

Accrued distributions and withdrawals	621	667

Net assets reflecting investments at fair value	1,365,954	1,182,623

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,495)	(1,384)

NET ASSETS AVAILABLE FOR BENEFITS	$1,364,459	$1,181,239

The accompanying notes are an integral

part of the financial statements.

ECOLAB SAVINGS PLAN AND ESOP

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the year ended December 31, 2012

(in thousands)

Investment results (Notes 2 and 3):
Net appreciation in fair value of investments	$188,753
Dividends and interest	21,997
210,750

Interest income on notes receivable from participants	941

Contributions:
Participants	54,302
Employer	25,711
80,013

Deductions:
Distributions to participants	(108,252)
Plan expenses	(232)
(108,484)

Net increase	183,220

Net assets available for benefits:
Beginning of year	1,181,239

End of year	$1,364,459

The accompanying notes are an integral

part of the financial statements.

ECOLAB SAVINGS PLAN AND ESOP

NOTES TO FINANCIAL STATEMENTS

1.                          Description of Plan

The following brief description of the Ecolab Savings Plan and ESOP (“the Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for more complete information regarding the Plan’s definitions, benefits, eligibility and other matters.

GENERAL AND ELIGIBILITY:

The Plan is a contributory qualified defined contribution plan available to employees of Ecolab Inc. and certain of its subsidiaries (“the Company”).  Employees regularly scheduled to work at least 20 hours per week may participate immediately in the Plan provided they are not subject to a collective bargaining agreement which does not provide for their inclusion. Part-time employees working less than 20 hours a week must be employed for a twelve consecutive month period during which they have worked at least 1,000 hours to be eligible to participate. Employee participation in the Plan is voluntary.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Internal Revenue Code of 1986, as amended (“the Code”).

CONTRIBUTIONS:

Contributions are made to the Plan as “before-tax savings contributions” and “employer matching contributions.”

Before-tax savings contributions are contributions made by the Company on behalf of participants who have agreed to have their taxable compensation reduced.  Participants may reduce their compensation up to 25% (subject to a statutory annual maximum of $17,000 for 2012) for the purpose of making before-tax savings contributions to the Plan.  The Plan was amended as of January 1, 2013, to increase the permitted deferral percentage to 50% of compensation (subject to the statutory limit).

Participants who have attained age 50 or above are allowed to make additional catch-up contributions in accordance with enacted legislation ($5,500 in 2012 and 2013).

Through year end 2012, participant contributions of up to 3% of eligible compensation are matched 100% by the Company and participant contributions over 3% and up to 5% of eligible compensation are matched 50% by the Company. Changes to the employer matching contribution effective January 1, 2013, are discussed further below. The Plan also allows additional employer matching contributions to true-up the employer match.  This true-up ensures all participants receive their full annualized employer match.

ECOLAB SAVINGS PLAN AND ESOP

NOTES TO FINANCIAL STATEMENTS

1.                          Description of Plan (continued)

The Plan contains a separate Employee Stock Ownership Plan (“ESOP”) account for employer and participant contributions which are invested in the Ecolab Stock Fund.  The ESOP allows participants to elect the withdrawal of dividends paid on shares to the ESOP account. The levels of contributions made by or on behalf of participants who are highly compensated, as defined in the Code, are subject to limitations under the Code.

PLAN SPIN OFF:

On January 1, 2013, subsequent to year end for the Plan, a new plan benefiting participants accruing certain pension benefits was spun off from the Plan and into a separate plan. Under the newly formed plan, The Ecolab Savings Plan and ESOP for Traditional Benefit Employees, participant contributions of up to 3% of eligible compensation are matched 100% by the Company and participant contributions over 3% and up to 5% of eligible compensation are matched 50% by the Company. Effective January 1, 2013, participants remaining in the Plan will receive a 100% match on contributions of up to 4% of eligible compensation and a 50% match on contributions of over 4% and up to 8% of eligible compensation. The Company’s matching contributions are 100% vested immediately.

PLAN MERGER:

On August 2, 2013, the Nalco Company Profit Sharing and Savings Plan (“Nalco Savings Plan”) is expected to be merged into the Plan. Following the merger, participants in the Nalco Savings Plan will become participants in the Plan, and the assets and liabilities of the Nalco Savings Plan will be transferred to the Plan and Trust as soon as administratively practicable.  Employees of Nalco Company hired subsequent to the merger will become eligible to participate in the Plan under the Plan’s standard provisions.

VESTING:

Participants are fully vested in their account at all times.

PLAN BENEFITS:

As participants are fully vested at all times, benefits to participants are equal to their account balances.  Upon retirement, death, disability or separation from service, a distribution may be made to the participant or beneficiary equal to the participant’s account balance. Employees are able to withdraw any part or all of their account balance upon attainment of age 59 1/2.  In-service withdrawals for hardships are also available.  A participant distribution or withdrawal from the Plan generally is subject to federal income tax and may be subject to an early withdrawal penalty, unless rolled over to a qualified plan or an individual retirement account.

ECOLAB SAVINGS PLAN AND ESOP

NOTES TO FINANCIAL STATEMENTS

1.                          Description of Plan (continued)

NOTES RECEIVABLE FROM PARTICIPANTS:

Active participants (and beneficiaries who are parties in interest as defined by ERISA) are permitted to borrow from their accounts.  The total amount of a participant’s note may not exceed the lesser of (a) $50,000 minus the participant’s highest outstanding note balance for the previous twelve-month period, or (b) 50% of the participant’s interest in his or her account.  When a note is granted, the appropriate account balances are reduced and a separate note account is created.

Note payments, together with interest at a market rate determined by the Plan Administrator, are repaid generally over 5 years unless the note is for the purchase of a principal residence, in which case the term can be up to 10 years (15 years for notes originating after December 31, 2012).  Notes receivable from participants at December 31, 2012 had interest rates ranging from 3.25% to 9.75% and were due at various dates through October 2023.  A participant can have no more than two notes outstanding at any time.

Notes receivable from participants are collateralized by the borrower’s account balance and are repaid through ratable payroll deductions.

PARTICIPANT ACCOUNTS AND ALLOCATION:

Fidelity Management Trust Company (“Fidelity”) provides investment management, recordkeeping and trustee services for the Plan directly or indirectly through one or more of its subsidiaries.  The trust agreement authorizes services to be performed by the trustee, its agents or affiliates.

Each participant’s account is credited with the participant’s contributions, the employer matching contributions and investment income thereon, net of Plan expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

All participant contributions made under the Plan are paid to and invested by Fidelity in one or more of the available investment options as directed by the participants.

Participants are allowed to allocate their entire account balance in any combination of the available investment options.  Participants can transfer their account balance among the investment options and/or change the investment of their future contributions, and earnings thereon, daily.  These transfers and changes must be made in whole dollar amounts of at least $250 and/or in whole percent increments.

ECOLAB SAVINGS PLAN AND ESOP

NOTES TO FINANCIAL STATEMENTS

1.                          Description of Plan (continued)

PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.                          Summary of Significant Accounting Policies

BASIS OF PRESENTATION:

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared using the contract value basis for fully benefit-responsive investment contracts.

USE OF ESTIMATES:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

VALUATION OF INVESTMENTS AND INCOME RECOGNITION:

Fidelity holds the Plan’s assets and executes transactions therein based upon instructions received from the Plan Administrator, the Company and the participants of the Plan.  The Plan’s investments are stated at fair value. Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Interest income is recorded as earned on an accrual basis and dividend income is recorded on the ex-dividend date.  Purchases and sales of securities and realized gains and losses related to sales of investments are recorded on a trade-date basis. Unrealized gains and losses are recorded based on the fair values as of the reporting date.

ECOLAB SAVINGS PLAN AND ESOP

NOTES TO FINANCIAL STATEMENTS

2.                          Summary of Significant Accounting Policies (continued)

NOTES RECEIVABLE FROM PARTICIPANTS:

Notes receivable from participants are measured at their unpaid principal balances plus any accrued interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011.  If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

CONTRIBUTIONS:

Participant before-tax contributions are recorded in the period the employer makes the payroll deductions. Employer matching contributions are recorded based on participant contributions in the same period.

RISKS AND UNCERTAINTIES:

The Plan provides for various investment options in various combinations of investment funds.  Investments are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, including Ecolab stock, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the 2012 statement of net assets available for benefits.

CONCENTRATION OF MARKET RISK:

At December 31, 2012 and 2011, approximately 46% and 45%, respectively, of the Plan’s net assets were invested in the common stock of the Company.  The underlying value of the Ecolab Stock Fund is dependent on the performance of the Company and the market’s evaluation of such performance.

DISTRIBUTIONS TO PARTICIPANTS:

Distributions to participants are recorded when paid.

PLAN EXPENSES:

The Company pays a portion of the administrative expenses of the Plan and a portion is paid by Plan participants within the Plan. Certain asset management and administrative fees of the Plan are charged against the Plan’s investment results.

ECOLAB SAVINGS PLAN AND ESOP

NOTES TO FINANCIAL STATEMENTS

2.                          Summary of Significant Accounting Policies (continued)

NEW ACCOUNTING PRONOUNCEMENTS:

In May 2011, the Financial Accounting Standards Board (“FASB”) issued updated accounting guidance related to fair value measurements and disclosures that result in common fair value measurements and disclosures between accounting principles generally accepted in the United States of America (“U.S. GAAP”) and International Financial Reporting Standards.  This guidance includes amendments that clarify the application of existing fair value measurement requirements, in addition to other amendments that change principles or requirements for measuring fair value and for disclosing information about fair value measurements. The adoption of this guidance by the Plan in 2012 did not have a significant impact on the Plan’s financial statements or disclosures.

SUBSEQUENT EVENTS:

The Plan Administrator has evaluated subsequent events through the date and time the financial statements were available to be issued and has included appropriate disclosure of subsequent events within Note 1.

3.                          Investments

Investments that represent 5 percent or more of the Plan’s net assets available for benefits at December 31, 2012 and 2011 are summarized as follows:

(in thousands)	2012	2011

Ecolab Inc. Stock	$625,818	$533,178

Spartan 500 Index — Inst. Class Fund	95,130	83,698

During 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

(in thousands)

Investment in:

Ecolab Stock Fund	$129,271

Registered investment companies	42,439

Common/collective trusts	17,043

Net appreciation in fair value of investments	$188,753

ECOLAB SAVINGS PLAN AND ESOP

NOTES TO FINANCIAL STATEMENTS

4.                                Fair Value of Financial Instruments

Accounting guidance establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under accounting guidance are described below:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies.  Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives.  If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.  A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3 - Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability.  The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.  Investments that are included in this category generally include equity and debt positions in private companies.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for investments measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Registered Investment Companies and the Ecolab Stock Fund: Investments in registered investment companies are recorded at the underlying net asset value per unit, which approximates fair value based on the publicly quoted market price of these funds. Investments in the Ecolab Stock Fund are recorded at the underlying net asset value per unit as determined by the Plan’s trustee, which approximates fair value based on the quoted market price of the Company’s common stock on the New York Stock Exchange.

ECOLAB SAVINGS PLAN AND ESOP

NOTES TO FINANCIAL STATEMENTS

4.                          Fair Value of Financial Instruments (Continued)

Common/Collective Trusts:  Investments in common/collective trusts, with the exception of the investment in fully benefit-responsive investment contracts, are recorded at the underlying net asset value per unit, which approximates fair value based on the audited financial statements of these funds. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

The Plan reviews the fair value hierarchy classification on an annual basis. Changes in the ability to observe valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy. The Plan’s policy is to recognize transfers into and out of levels within the fair value hierarchy at the end of the fiscal year in which the actual event or change in circumstances that caused the transfer occurs. There were no transfers between Level 1 and Level 2 during the years ended December 31, 2012 and 2011. When a determination is made to classify an asset or liability within Level 3, the determination is based upon the significance of the unobservable inputs to the overall fair value measurement. The Plan did not have any assets or liabilities classified within Level 3 at December 31, 2012 and 2011.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

ECOLAB SAVINGS PLAN AND ESOP

NOTES TO FINANCIAL STATEMENTS

4.                   Fair Value of Financial Instruments (Continued)

The following tables represent the Plan’s fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2012 and 2011:

	Investment Assets at Fair Value As of December 31, 2012
(in thousands)	Total	Level 1	Level 2	Level 3
Ecolab Stock Fund	$634,198	$634,198	$—	$—
Registered investment companies:
Large cap equity	160,418	160,418	—	—
Fixed income	109,161	109,161	—	—
International equity	60,510	60,510	—	—
Money market	50,657	50,657	—	—
Blended fund	50,402	50,402	—	—
Small cap equity	40,743	40,743	—	—
Mid cap equity	26,358	26,358	—	—
Common/collective trusts	205,977	—	205,977	—
Total investment assets at fair value	$1,338,424	$1,132,447	$205,977	$—

	Investment Assets at Fair Value As of December 31, 2011
(in thousands)	Total	Level 1	Level 2	Level 3
Ecolab Stock Fund	$535,700	$535,700	$—	$—
Registered investment companies:
Large cap equity	138,729	138,729	—	—
Fixed income	94,886	94,886	—	—
International equity	53,479	53,479	—	—
Money market	52,524	52,524	—	—
Blended fund	45,945	45,945	—	—
Small cap equity	37,658	37,658	—	—
Mid cap equity	22,438	22,438	—	—
Common/collective trusts	172,335	—	172,335	—
Total investment assets at fair value	$1,153,694	$981,359	$172,335	$—

ECOLAB SAVINGS PLAN AND ESOP

NOTES TO FINANCIAL STATEMENTS

4.                          Fair Value of Financial Instruments (Continued)

The following table sets forth additional disclosures of the Plan’s investments whose fair value is estimated using net asset value (“NAV”) per share as of December 31, 2012 and 2011:

(in thousands)

	Fair	Unfunded	Redemption	Redemption
Investment	Value	Commitment	Frequency	Notice Period
As of December 31, 2012
Common/collective trusts:

SSgA Target Retirement Funds	$150,865	—	Immediate	None

As of December 31, 2011
Common/collective trusts:

SSgA Target Retirement Funds	$115,360	—	Immediate	None

All of the SSgA Target Retirement funds invest in other collective investment funds which have characteristics consistent with the funds’ overall investment objective.

Each fund’s investment objective, with the exception of the Income Fund, is to allocate its assets across multiple asset classes in a manner that becomes increasingly conservative over time, while seeking to achieve the appropriate level of risk given the participants’ anticipated retirement date.  For the Income Fund, the objective is to approximate as closely as practicable, the performance of a custom benchmark index over the long term, while providing participants the ability to purchase and redeem units on an “as of” basis.

The fair value of investments in this category has been estimated using the NAV per share of the underlying investments. All of these funds are subject to potential withdrawal safeguards to protect the interest of all participants, while providing the maximum level of liquidity that can be prudently made available to all participants. These withdrawal safeguards permit redemptions resulting from ordinary course activity, subject to certain thresholds. Ordinary course activity also may include periodic participant rebalancing of their investment portfolio between Lending Funds and other State Street Bank collective investment funds. Requests for redemptions above these withdrawal safeguards may result in proceeds consisting of cash, units of other State Street Bank collective investment funds, units of Cash Collateral Funds that will be converted into units of a liquidating trust or a combination thereof.  These withdrawal safeguards have been in effect since October 2008 and may be in effect for an indefinite period of time. The Trustee continues to monitor market conditions and evaluate the need for withdrawal safeguards as appropriate.

ECOLAB SAVINGS PLAN AND ESOP

NOTES TO FINANCIAL STATEMENTS

5.                             Tax Status

The Plan constitutes a qualified plan and trust under Section 401(a) of the Code and therefore is exempt from federal income taxes under provisions of Section 501(a).  The Plan consists of a profit sharing portion and a stock bonus portion.  The stock bonus portion constitutes an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Code.  The Plan also complies with the provisions of Section 401(k) of the Code.  A tax qualification letter, dated April 14, 2004, was received from the Internal Revenue Service (IRS).  The letter stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code.  The Plan has been amended since receiving the tax qualification letter. However, the Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and tax-exempt, as described above.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan is subject to routine audits by taxing jurisdictions. There is currently a routine audit being performed on the 2010 plan year by the IRS.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

6.                             Related Party and Party-In-Interest Transactions

The trustee is authorized under contract provisions, or by ERISA regulations providing an administrative or statutory exemption, to invest in funds under its control and in securities of the Company. Participant contributions and employer matching contributions are invested in one or more of the investment fund options offered under the Plan, including the Ecolab Stock Fund.  The Ecolab Stock Fund consists primarily of Ecolab Inc. common stock and also short-term investment funds under the trustee’s control.

ECOLAB SAVINGS PLAN AND ESOP

NOTES TO FINANCIAL STATEMENTS

7.                          Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2012 and 2011 to the Form 5500:

(in thousands)	2012	2011

Net assets available for benefits per the financial statements	$1,364,459	$1,181,239
Adjustment from fair value to contract value for fully benefit- responsive investment contracts	1,495	1,384
Net assets available for benefits per the Form 5500	$1,365,954	$1,182,623

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements for the year ended December 31, 2012 to the Form 5500:

(in thousands)
Net increase in net assets available for benefits per the financial statements	$183,220
Prior year adjustment from fair value to contract value of fully benefit-responsive investment contracts	(1,384)
Current year adjustment from fair value to contract value of fully benefit-responsive investment contracts	1,495
Total increase in net assets available for benefits per the Form 5500	$183,331

SUPPLEMENTAL SCHEDULE

ECOLAB SAVINGS PLAN AND ESOP

SCHEDULE H, LINE 4i— SCHEDULE OF ASSETS (HELD AT END OF YEAR)

as of December 31, 2012

EIN 41-0231510

Plan Number: 003

(in thousands, except units)

		(c)
	(b)	Description of Investment,
	Identity of Issue,	Including Maturity Date,	(d)
	Borrower, Lessor	Rate of Interest, Collateral,	Current
(a)	or Similar Party	Par or Maturity Value	Value

Registered investment companies:

*	Spartan 500 Index - Inst. Class Fund	Mutual fund
		1,884,137 units	$95,130

	PIMCO Total Return Fund Inst. Class	Mutual fund
		5,948,477 units	66,861

	Dodge & Cox International Stock Fund	Mutual fund
		1,746,813 units	60,510

*	Fidelity Money Market Trust Retirement Money Market Portfolio	Mutual fund
		50,600,035 units	50,600

*	Fidelity Puritan Fund Class K	Mutual fund
		2,598,040 units	50,402

*	Fidelity Government Income Fund	Mutual fund
		3,998,122 units	42,300

	Dodge & Cox Stock Fund	Mutual fund
		272,383 units	33,204

	Harbor Capital Appreciation Fund Inst. Class	Mutual fund
		754,569 units	32,084

*	Spartan Extended Market Index Fund Fidelity Advantage	Mutual fund
		660,457 units	26,358

	Heartland Value Plus Fund Class Inst.	Mutual fund
		774,428 units	22,954

	Hartford Small Co. HLS Fund Class 1A	Mutual fund
		901,167 units	17,789

ECOLAB SAVINGS PLAN AND ESOP

SCHEDULE H, LINE 4i— SCHEDULE OF ASSETS (HELD AT END OF YEAR)

as of December 31, 2012 (Continued)

EIN 41-0231510

Plan Number: 003

in thousands, except units)

		(c)
	(b)	Description of Investment,
	Identity of Issue,	Including Maturity Date,	(d)
	Borrower, Lessor	Rate of Interest, Collateral,	Current
(a)	or Similar Party	Par or Maturity Value	Value

*	Fidelity Money Market	Mutual fund
	Trust Ret. Gov’t. Money Market Portfolio	56,805 units	57

	Total registered investment companies		498,249

Common/collective trusts:

*	Fidelity Managed Income Portfolio II Fund	Common/collective trust
		53,617,660 units	55,112

	SSgA Target Retirement 2020 Fund	Common/collective trust
		2,051,378 units	31,622

	SSgA Target Retirement 2030 Fund	Common/collective trust
		1,924,200 units	29,240

	SSgA Target Retirement 2015 Fund	Common/collective trust
		1,557,032 units	20,304

	SSgA Target Retirement 2025 Fund	Common/collective trust
		1,372,879 units	17,131

	SSgA Target Retirement 2040 Fund	Common/collective trust
		1,055,126 units	15,876

	SSgA Target Retirement 2035 Fund	Common/collective trust
		990,502 units	11,675

	SSgA Target Retirement 2010 Fund	Common/collective trust
		757,125 units	11,411

	SSgA Target Retirement Income Fund	Common/collective trust
		354,668 units	5,195

ECOLAB SAVINGS PLAN AND ESOP

SCHEDULE H, LINE 4i— SCHEDULE OF ASSETS (HELD AT END OF YEAR)

as of December 31, 2012 (Continued)

EIN 41-0231510

Plan Number: 003

(in thousands, except units)

		(c)
	(b)	Description of Investment,
	Identity of Issue,	Including Maturity Date,	(d)
	Borrower, Lessor	Rate of Interest, Collateral,	Current
(a)	or Similar Party	Par or Maturity Value	Value

	SSgA Target Retirement 2045 Fund	Common/collective trust
		359,881 units	4,224

	SSgA Target Retirement 2050 Fund	Common/collective trust
		356,541 units	4,187

	Total common/collective trusts		205,977

Ecolab Stock Fund:

*	Ecolab Inc. Stock	Common Stock
		8,777,580 shares	625,818

*	Fidelity Money Market Class I	Money Market
		8,380,585 units	8,380

	Total Ecolab Stock Fund		634,198

Notes Receivable From Participant:

*	Notes Receivable From Participants	Participant notes due on various dates through October 2023 (stated interest rates ranging from 3.25% to 9.75%).	27,068

			$1,365,492

*	Party-in-interest

ECOLAB SAVINGS PLAN AND ESOP

EXHIBITS

The following documents are filed as exhibits to this Report:

Exhibit No.	Document

(23)	Consent of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ECOLAB SAVINGS PLAN and ESOP

DATE	June 26, 2013	By:	/s/ Suzanne M. Hanson
Suzanne M. Hanson,
Vice President, Global Benefits,
Human Resources
Ecolab Inc.
(Plan Administrator)